06007833

AB 4/6/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CB12 Financial Solutions, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Baltimore Street
(No. and Street)

Cumberland (City) MD (State) 21502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luke F. Baum (216) 525-7363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Company
(Name – *if individual, state last, first, middle name*)

11710 Plaza America Drive, Suite 300 (Address) Reston (City) VA (State) 20190-4745 (Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2006
WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luke F. Baum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Luke F Baum
Signature

President
Title

Rt A Bk
Notary Public Robert A Bosak
My Commission expires 3/2/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

CBIZ Financial Solutions, Inc.

Audited Financial Statements

Year ended December 31, 2005
with Report of Independent Auditors

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2005

Contents

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

Report of Independent Auditors

Board of Directors
CBIZ Financial Solutions, Inc.

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (the Company) as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co.

Reston, Virginia
March 17, 2006

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD • BURLINGTON, VT • CHARLESTON, SC • RALEIGH, NC • RED BANK, NJ • RESTON, VA

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 1,451,184
Mutual funds, available for sale at fair value	1,033,902
Investment in NASDAQ common stock	3,300
Deposits with clearing organization	50,000
Receivable from clearing organization	48,830
Receivables from customers and other assets	1,350,442
Notes receivable	50,000
Deferred compensation plan assets	25,520
Goodwill and other intangible assets, net of accumulated amortization of $339,380	3,802,252
Furniture and equipment, net of accumulated depreciation of $358,100	5,982
Total Assets	$ 7,821,412
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 554,995
Due to CBIZ affiliates	1,347,146
Deferred compensation plan obligation	25,520
Other liabilities	138,443
Total Liabilities	2,066,104
Stockholder's Equity	
Common stock - $250 par value; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	5,730,308
Retained earnings	-
Total Stockholder's Equity	5,755,308
Total Liabilities and Stockholder's Equity	$ 7,821,412

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Income

Year ended December 31, 2005

Revenue	
Commissions and investment advisory fees	$ 14,553,828
Interest and dividends	95,339
Total Revenue	14,649,167
Expenses	
Employee compensation and benefits	7,007,366
Other operating expenses	2,839,864
Clearing fees	278,553
Insurance	227,600
Rent	252,509
Communications	58,757
Taxes	5,425
Total Expenses	10,670,074
Income before federal income tax	3,979,093
Federal income tax provision (See footnote 4)	-
Net Income	$ 3,979,093

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

Year ended December 31, 2005

Cash flows provided by operating activities	
Net income	$ 3,979,093
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	6,466
Amortization of client lists and non-competes	227,785
Changes in assets and liabilities:	
Receivable from clearing organization	(4,232)
Receivable from customers and other assets	(261,622)
Due to/from CBIZ affiliates	949,667
Notes receivable	25,000
Client lists and non-competes	(188,445)
Accounts payable and accrued expenses	553,290
Net cash provided by operating activities	5,287,002
Cash flows used by investing activities	
Purchase of investments	(20,976)
Net cash used by investing activities	(20,976)
Cash flows used by financing activities	
Cash received in merger of Gallery Asset Management	60,868
Dividends paid and return of paid-in capital	(6,800,000)
Net cash used by financing activities	(6,739,132)
Net decrease in cash and cash equivalents	(1,473,106)
Cash and cash equivalents at beginning of year	2,924,290
Cash and cash equivalents at end of year	$ 1,451,184

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2005	$ 25,000	$ 2,326,145	$ 1,605,778	$ 3,956,923
Contributed net equity and Contingent purchase price of Gallery Asset Management	-	4,145,050	-	4,145,050
Contributed net equity and Contingent purchase price of Wealth Strategies	-	474,242	-	474,242
Net income	-	-	3,979,093	3,979,093
Dividends paid and return of paid-in capital	-	(1,215,129)	(5,584,871)	(6,800,000)
Balance at December 31, 2005	$ 25,000	$ 5,730,308	$ -	$ 5,755,308

See notes to the financial statements.

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (the Company), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. The Company is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

The Company is a full service Broker-Dealer and Registered Investment Advisory firm with its home office in Maryland. The Company currently conducts business in over 30 states across the United States. The Company has a securities clearing relationship with National Financial Services LLC, a subsidiary of Fidelity Investments. The Company also provides registered investment advisory services and asset management for qualified retirement plans. The Company's Mergers and Acquisitions Group provides services that facilitate the sale or recapitalization of privately held companies with revenues ranging from $20 million to $250 million.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2005 approximately 30% of the balance of cash and cash equivalents represents amounts which were held by National Financial Services LLC, the Company's clearing broker. At various times the amounts on deposit with banks or held by the Company's clearing broker exceed Federally insured limits. Management monitors these balances and believes they do no represent a significant credit risk to the Company

Mutual Funds

The Company has invested assets in a money market mutual fund, which are carried at fair value, which approximates cost. .

1. Organization and Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment purchased prior to January 1, 1998 are carried at cost and are depreciated over five to seven years using an accelerated depreciation method. Assets purchased after January 1, 1998 are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2005 was $6,466.

Revenue Recognition

Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of brokerage and agency commissions, and fee income for administering retirement plans. A description of the revenue recognition, based on the product and billing arrangement, is described below.

> Commissions relating to brokerage are recognized when received.
>
> Fee income is recognized in the period in which services are provided, and may be based on actual hours incurred on an hourly fee basis, fixed fee arrangements, or asset-based fees.
>
> Investment advisory fees are invoiced quarterly and recognized when earned.
>
> Mergers & Acquisitions and Capital Advisory — Revenue associated with non-refundable retainers is recognized on a pro rata basis over the life of the engagement. Revenue associated with success fee transactions is recognized when the transaction is completed.

Employee Savings Plan

The Company's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions by CBIZ are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including: stock; fixed income; stable value; and balanced – lifecycle funds. The Company's matching contribution to the 401(k) portion of the Plan in 2005 was $117,317.

1. Organization and Significant Accounting Policies (Continued)

Deferred Compensation Plan

CBIZ implemented a deferred compensation plan during the first quarter of 2004, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Employees of the Company are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account and a deferred compensation plan obligation is established by the Company. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by the Company and recorded as assets of the deferred compensation plan in the accompanying statement of financial condition.

Assets of the deferred compensation plan represent marketable investments that consist primarily of mutual funds, money market funds and equity securities. The Company classifies these marketable securities as "trading" securities under Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions of this statement, the investment balance is stated at fair market value based on quoted market prices, and realized and unrealized gains and losses are reflected in earnings. The assets held in the deferred compensation plan reflect amounts due to employees, but are available for general creditors of the Company in the event the Company becomes insolvent. As such, the Company has established a corresponding other long-term liability entitled "deferred compensation plan obligations" in the statement of financial condition.

Goodwill and Other Intangible Assets

The Company utilizes the purchase method of accounting for all business combinations in accordance with SFAS No. 141, "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and non-compete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally two to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment losses were recognized in 2005.

In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value.

2. Related Party Transactions

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, Inc. and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI provides certain management services to the Company as well as provides the facilities from which the Company conducts its operations. These management and facility costs have been allocated to the Company and are included in these financial statements. At December 31, 2005, the Company had a payable to CBSI, CBIZ B&I and other CBSI related affiliates of $1,347,146.

The Company has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which the Company conducts business with these related parties. The terms of these Agreements include the following provisions:

In certain cases investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of the Company, would be recognized and recorded by the Company. Further, the agreements provided that the expenses associated with these investment advisory representatives would remain the liability of the various subsidiaries for whom they are employed.

In certain cases subsidiaries of CBIZ provide office and infrastructure support to employees of the Company who are located outside of the home office. Under certain circumstances this support is provided without charge.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of the Company related to these agreements.

In 2005, the Company declared and paid cash dividends and a return of paid-in capital totaling $6,800,000 to its parent, CBSI.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $377,079, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of 5.48 to 1.

4. Income Taxes

The Company is included in CBIZ's consolidated federal income tax return. An individual state income tax return is filed for the Company. Taxes, if any, are paid on behalf of the Company by CBIZ. CBIZ does not intend to be reimbursed by the Company for any taxes it has paid on behalf of its subsidiary and therefore there is no income tax expense allocated to or recorded by the Company.

5. Acquisitions and Contingent Purchase Price Payments

On October 15, 2004, the Company and its parent entered into an Asset Purchase Agreement with Gallery Asset Management, Inc. (Gallery), whereby the Company's parent was to acquire Gallery for cash and stock. The Asset Purchase Agreement became effective on January 1, 2005. Contemporaneous with the acquisition, the Company's parent merged the assets and liabilities of Gallery into the Company. The purchase price was allocated to the identifiable assets, intangible assets and liabilities based on their estimated fair values. The remaining excess purchase price was recorded as goodwill. Net equity from this merger of $2,644,300 is reflected in the 2005 financial statements of the Company as a capital contribution by its parent. Included in this amount are a client list recorded at $1,179,700, goodwill of $594,300, non-compete agreements of $96,000, customer receivables of $94,851 and cash of $60,868 which have been recorded on the Company's books. On December 31, 2005, according to the terms of the Asset Purchase Agreement, a contingent purchase price of $1,500,750 was recorded as a liability by the Company's parent and a capital contribution in the same amount was made to the Company and recorded as additional goodwill. Consistent with the terms of the Asset Purchase Agreement, if future performance targets are achieved, the potential exists for a contingent purchase price payment of $1,501,750 at the end of 2006.

On January 19, 2005, the Company, its parent and CBIZ Accounting, Tax and Advisory of San Diego entered into an Asset Purchase Agreement with Nation Smith Hermes Diamond Accountants and Consultants (NSHD), whereby the Company's parent was to acquire NSHD and their regulated subsidiary Wealth Strategies for cash and stock. The Asset Purchase Agreement became effective as of January 1, 2005. Contemporaneous with the acquisition, the Company's parent merged the assets and liabilities of Wealth Strategies into the Company. The purchase price was allocated to the identifiable assets, intangible assets and liabilities based on their estimated fair values. The remaining excess purchase price was recorded as goodwill. Net equity from this merger of $250,000 is reflected in the 2005 financial statements of the Company as a capital contribution by its parent. Included in this amount are goodwill of $186,600, a non-compete agreement of $50,000 and a client list totaling $10,000 that have been recorded on the Company's books. On December 31, 2005, according to the terms of the Asset Purchase

5. Acquisitions and Contingent Purchase Price Payments (Continued)

Agreement, a contingent purchase price of $224,242 was recorded as a liability by the Company's parent and a capital contribution in the same amount was made to the Company and recorded as additional goodwill. Consistent with the terms of the Asset Purchase Agreement, if future performance targets are achieved, the potential exists for contingent purchase price payments of $224,242 at the end of 2006 and $128,788 at the end of 2007.

The results of operations for Gallery and Wealth Strategies since January 1, 2005 are included in the Company's statement of income for the year ending December 31, 2005.

6. Goodwill and Other Intangible Assets, Net

The components of goodwill and other intangible assets, net at December 31, 2005 were as follows:

Goodwill	$ 2,505,892
Intangibles:	
Client lists	1,489,740
Non-compete agreements	146,000
Total intangibles	1,635,740
Total goodwill and other intangibles assets	4,141,632
Less accumulated amortization	(339,380)
Goodwill and other intangible assets, net	$ 3,802,252

Client lists are amortized over periods not exceeding ten years. Other intangibles, which consist primarily of non-compete agreements, are amortized over periods ranging from two to ten years. Amortization expense of client lists and other intangible assets was $227,785 during the year ended December 31, 2005. Amortization expense for client lists and other intangible assets for each of the next five years is estimated to be:

Year ended December 31,	
2006	$ 227,785
2007	$ 215,785
2008	$ 128,970
2009	$ 128,970
2010	$ 118,970

6. Goodwill and Other Intangible Assets, Net (Continued)

This estimate excludes the impact of events that may occur subsequent to December 31, 2005, including acquisitions, divestitures and additional purchase price that may be earned in connection with acquisitions that occurred prior to December 31, 2005.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", impairment charges, if any, are reported as depreciation and amortization expense in the statement of income. There were no impairment charges recorded during the year ended December 31, 2005.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net capital:	
Total stockholder's equity qualified for net capital	$ 5,755,308
Add liabilities subordinated borrowings allowable in computation of net capital	-
	5,755,308
Total capital and allowable subordinated borrowings	
Deductions and/or charges:	
12B-1 fees receivable	(48,830)
Receivables from customers and other assets	(1,429,263)
Goodwill and other intangible assets, net	(3,802,252)
Furniture and equipment	(5,982)
Net capital before haircuts on securities positions	468,981
Haircuts on securities (stock, money market and mutual funds)	(91,902)
Net capital	$ 377,079
Aggregate indebtedness	$ 2,066,105
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 127,079
Ratio: Aggregate indebtedness to net capital	5.48 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2005)	
Net capital as reported in Company's Part II (Unaudited)	
FOCUS Report	$ 1,272,765
Audit adjustments	(895,686)
Net capital per above	$ 377,079

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i)&(ii) and therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i)&(ii).

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors of
CBIZ Financial Solutions, Inc.

In planning and performing our audit of the financial statements of CBIZ Financial Solutions, Inc. (the Company) for the year ended December 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission) we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 3

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of CBIZ Financial Solutions, Inc., for the year ended December 31, 2005, and this report does not affect our report thereon dated March 17, 2006.

Intercompany Cost Allocations

Certain costs attributable to the activities of the Company in 2005 were paid by one of its affiliates. Generally, these costs are identified and allocated to the Company by its parent through intercompany account settlements. As a result of our audit, the Company's management identified additional expenses that should have been allocated to the Company totaling approximately $699,000. An audit adjustment was recorded to properly reflect these costs in the Company's audited financial statements. We recommend that the Company implement procedures to properly identify the expenses attributable to the Company's operations and to properly reflect those activities in its financial statements.

Accounting for Business Combinations

During 2005, the Company and its parent acquired two unrelated entities. Subsequent to the acquisitions, the Company's parent merged the acquired entities into the operations of the Company. During our audit we noted that the resulting goodwill from these acquisitions had not been "pushed-down" to the Company's financial statements as required by SAB 54. The Company recorded various audit adjustments to record the goodwill in the Company's financial statements and to reflect the "push down" of the goodwill as additional capital contributions from the Company's parent. We recommend that the Company implement procedures to properly account for future business combinations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we noted the matters described above involving the accounting system and its operation that we consider to be material weaknesses as defined above. As a result of the existence of the material weaknesses described

above, we do not believe that the Company's practices and procedures were adequate December 31, 2005 to meet the SEC's objectives in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). With respect to all other applicable objectives, we believe that the Company's practices and procedures were adequate at December 31, 2005. We believe that the Company's practices and procedures were dependent upon input from the Company's parent company to meet the Commission's objectives at December 31, 2005.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co.

Reston, Virginia
March 17, 2006

CBIZ Financial Solutions, Inc.

Management's response to the independent accountants report on internal control

Board of Directors
CBIZ Financial Solutions, Inc.

During the course of the independent audit of CBIZ Financial Solutions, Inc (the Company), a consolidated subsidiary of CBIZ, Inc. (the Parent Company), our independent accountants identified certain matters which were determined to be "material weaknesses" in internal control. Management's response to those items along with corrective action plans are provided below. In addition, the control weaknesses identified in the accountants report did not have a material impact on the financial results of the Company, the consolidated financial results of CBIZ, Inc. as reported during 2005.

Intercompany Cost Allocations –

Certain costs attributable to the activities of the Company were not properly allocated by the Parent Company to the Company's ledger. The Company has since revised its internal reports and implemented additional review procedures to better identify these types of costs and to ensure that they are properly allocated to its financial statements in the future.

Accounting for Business Combinations –

During 2005, the Company and its Parent acquired two wealth management businesses. The goodwill associated with these acquisitions was not properly "pushed down" by the Parent to the Company's ledger. The Parent typically accounts for goodwill related to acquisition activities at the Parent Company level. Accordingly, management has implemented additional procedures to ensure that goodwill related to future acquisitions by the Company are properly allocated to its financial statements in a timely manner.

Management of the Company and CBIZ, Inc. have reviewed the aforementioned corrective action plans and believe that such actions adequately address the control weakness identified in the Independent Accountants report dated March 17, 2006.

Luke Baum
President CBIZ Financial Solutions, Inc

Board of Directors
CBIZ Financial Solutions, Inc.

We have audited the financial statements of CBIZ Financial Solutions, Inc. (the Company) for the year ending December 31, 2005, and have issued our report thereon dated March 17, 2006. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatements. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting controls taken as a whole.

The financial statements are the responsibility of the Company's management. In fulfilling this responsibility, estimates and judgments by management are required based on knowledge and experience about past and present events and expectations about future events. Our audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Significant Accounting Policies

For a summary of the Company's significant accounting policies, see Note 1 to the audited financial statements.

Management Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. These estimates and judgments involve matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Preparation of the financial statements requires the use of accounting estimates when determining the fair value of investments that do not have a quoted market price, accrued revenue and expenses, allowances, asset lives and capitalization of costs.

We performed audit procedures to gather sufficient competent evidential matter to support these significant accounting estimates

Significant Audit Adjustments

Audit Adjustments

The following is the list of adjustments posted as a result of the audit, along with the effect to net income and stockholder's equity:

	Net Income	Stockholder's Equity
To accrue for expenses attributable to CBIZ FS operations in Orlando not allocated to CBIZ FS	$ (699,077)	$ (699,097)
To "push down" the initial goodwill attributable to the acquisition of Gallery Asset Management as a capital contribution by CBIZ FS's parent	-	594,300
To "push down" the initial goodwill attributable to the acquisition of NSHD–Wealth Strategies originally recorded to an intercompany receivable account	-	-
To reclassify the contingent purchase payment liability to Gallery Asset Management as additional goodwill contributed by CBIZ FS's parent	-	1,500,750
To record CBIZ FS's portion of the goodwill associated with the NSHD–Wealth Strategies contingent anniversary payment as additional goodwill contributed by CBIZ FS's parent	-	224,242
Total effect	$ (699,077)	$ 1,620,195

Passed Adjustments

The following is the list of adjustments we proposed which were not recorded, along with the effect to net income and stockholder's equity:

	Net Income	Stockholder's Equity
To accrue a provision for federal taxes offset by capital contribution from CBIZ FS's parent for its assumption of CBIZ FS's tax obligation	$(1,350,000)	$ -
To accrue unrecorded fourth quarter asset fees	113,312	113,312
Total effect	$(1,236,688)	$ 113,312

Disagreements with Management

There were no significant disagreements with management regarding application of accounting principles, judgments or estimates, scope of the audit, financial statement disclosures or other matters that could individually or in the aggregate have a significant effect on the financial statements or the auditor's report.

Consultation with Other Accountants

To the best of our knowledge, management did not consult with other accountants about auditing and accounting matters.

Issues Discussed with Management Prior to Retention

There were no major issues discussed with management in connection with our retention as auditors regarding the application of accounting principles, auditing standards, or other matters.

Difficulties Encountered in Performing the Audit

The conclusion of the audit was delayed due to the accounting issues associated with the Gallery and NSHD-Wealth Strategies acquisitions resulting in the need for an extension request to delay the filing of the audit report with the NASD and SEC. Management cooperated fully during the audit and provided the necessary information to complete our audit procedures.

Independence

Johnson Lambert & Co. is independent with respect to the Company in accordance with the rules adopted by the Independence Standards Boards, the American Institute of Certified Public Accountants and the Securities Exchange Commission.

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This report is intended solely for the information and use of the Board of Directors, management, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co.

Reston, Virginia
March 17, 2006